UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103	Page 2 of 3 Pages
SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, Amendment No. 5 thereto filed on April 18, 2023, Amendment No. 6 thereto filed on April 27, 2023, Amendment No. 7 thereto filed on May 3, 2023, and this Amendment No. 8, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 8 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On May 10, 2023, Mr. Sternlicht, Mr. Cooperstone and Dr. Lewis Gold, together with other participants named therein (collectively, the “Former Directors Group”), filed a preliminary proxy statement and accompanying GREEN proxy card with the SEC to be used to solicit the Issuer’s stockholders to vote WITHHOLD with respect to the re-election of the Issuer’s Class II directors, Dr. Alan Muney and Ms. Kim M. Rivera (the “Withhold Campaign”), at the Issuer’s upcoming 2023 annual meeting of stockholders (the “Annual Meeting”). The Former Directors Group also intends to deliver a notice of stockholder nomination of two highly qualified director candidates for election at the Annual Meeting and submit a shareholder proposal seeking the removal of Dr. Hernandez and potentially other incumbent directors for cause in the event the Court of Chancery for the State of Delaware re-opens the window for stockholder nominations and proposals in connection with their pending litigation.

On May 11, 2023, the Former Directors Group issued a press release and open letter to stockholders (the “May 11 Letter”) announcing the launch of the Withhold Campaign so that regardless of the outcome in their pending litigation to compel the Issuer to reopen the nomination and proposal window under the Issuer’s Bylaws, stockholders can make their voices heard at the Annual Meeting. The foregoing description of the May 11 Letter does not purport to be complete and is qualified in its entirety by reference to the May 11 Letter, a copy of which is attached hereto as Exhibit L  and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit thereto:

L. Press Release and Letter, dated May 11, 2023.

[Signature page follows.]

CUSIP No. 13781Y103	Page 3 of 3 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht

INDEX TO EXHIBITS

A	–	Joint Filing Agreement, dated June 14, 2021.*

B	–	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on May 18, 2020).*

C	–	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

D	–	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form S-4/A, filed with the SEC on April 28, 2021).*

E	–	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

F	–	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

G	–	Resignation Letter, dated March 30, 2023, from the Reporting Person to the Board of Directors of Cano Health, Inc.*

H	–	Group Agreement, dated as of April 2, 2023, among the Reporting Person and other parties identified therein.*

I	–	Press Release, dated April 10, 2023.*

J	–	Press Release, dated April 17, 2023.*

K	–	Press Release, dated April 26, 2023.*

L	–	Press Release and Letter, dated May 11, 2023.

* Previously filed.